UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41673

Millennium Group International Holdings Limited

(Translation of registrant’s name into English)

Flat B-C, 1st Floor, Wang Kwong Industrial Building,

45 Hung To Road, Kwun Tong, Kowloon 999077

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Change in Company’s Certifying Accountant

Effective on February 13, 2026, Millennium Group International Holdings Limited (the “Company”) dismissed its independent registered public accounting firm, Wei, Wei & Co., LLP (“Wei, Wei & Co.”), which was approved and ratified by the Company’s Board of Directors and the Audit Committee on February 13, 2026.

The reports of Wei, Wei & Co. on the Company’s consolidated financial statements for the fiscal years ended June 30, 2025 and 2024 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

The decision to change the Company’s independent registered public accounting firm was recommended and approved by the Audit Committee and the Board of Directors of the Company.

During the Company’s fiscal years ended June 30, 2025 and 2024, and through February 13, 2026, the effective date of dismissal:

(a)	there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K) with Wei, Wei & Co. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of Wei, Wei & Co., would have caused Wei, Wei & Co. to make reference thereto in its reports on the consolidated financial statements for such periods; and

(b)	there were no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K), as described in Item 16F of Form 20-F.

The Company provided Wei, Wei & Co. with a copy of this Current Report and has requested that it furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the above statements. A copy of such letter is attached as Exhibit 16.1 to this Report of Foreign Private Issuer on Form 6-K.

On February 13, 2026, the Audit Committee and the Board of Directors of the Company approved and ratified the engagement of Edward Associate CPA PLLC (“Edward Associate”) as the Company’s new independent registered public accounting firm to audit and review the Company’s consolidated financial statements, effective February 13, 2026.

During the Company’s two most recent fiscal years ended June 30, 2025 and 2024, and through February 13, 2026, neither the Company, nor anyone on its behalf, consulted with Edward Associate regarding:

(a)	the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided or oral advice was provided by Edward Associate that Edward Associate concluded was an important factor considered by the Company in reaching a decision regarding the accounting, auditing, or financial reporting issue; or

(b)	any matter that was the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter from Wei, Wei & Co. dated on February 13, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

Date: February 13, 2026	By:	/s/ Ming Hung “Matthew” Lai
	Name:	Ming Hung “Matthew Lai
	Title:	Chairman

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